X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2004 JUL 23 A 7:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035727

SUPPL

DELIVERED BY MAIL

July 15, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest news release for X-Cal Resources Ltd, which is dated July 15, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Sharon Mac Lellan
for
Karen McNair.
/km

encls

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

dlw 7/26